MURIEL SIEBERT & CO., LLC

FINANCIAL STATEMENT
Including Report of Independent Registered Public Accounting Firm

As of and for the year ended
December 31, 2025
(with supplemental information)

This report is deemed PUBLIC in accordance with rule 17a-5(e)(3) of the Securities Exchange Act.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MURIEL SIEBERT & CO., LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 VESEY ST SUITE 501

(No. and Street)

NEW YORK   **NY**   **10282**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL COLOMBINO 310-432-2192   MCOLOMBINO@SIEBERT.COM

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROWE LLP

(Name – if individual, state last, first, and middle name)

485 LEXINGTON AVE, FLOOR 11 NEW YORK   **NY**   **10017**

(Address)   (City)   (State)   (Zip Code)

9/24/2003   **173**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

OATH OR AFFIRMATION

I, MICHAEL J COLOMBINO , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MURIEL SIEBERT & CO., LLC , as of DECEMBER 31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Michael J Colombino_

Title:
CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MURIEL SIEBERT & CO., LLC

December 31, 2025



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Muriel Siebert & Co., LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2024

New York, New York
February 28, 2026

MURIEL SIEBERT & CO., LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS		
Cash and cash equivalents	$	21,988,000
Cash and securities segregated for regulatory purposes; (Cash of $151.0 million, securities with a fair value of $34.6 million as of December 31, 2025)		185,608,000
Receivables from customers		73,465,000
Receivables from non-customers		1,773,000
Receivables from and deposits with broker-dealers and clearing organizations		12,233,000
Other receivables		9,136,000
Prepaid expenses and other assets		1,038,000
Securities borrowed		408,495,000
Securities owned, at fair value		19,862,000
Office equipment, net		350,000
Total Assets	$	733,948,000
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Payables to customers	$	237,196,000
Payables to non-customers		7,000
Drafts payable		2,829,000
Payables to broker-dealers and clearing organizations		1,922,000
Accounts payable and accrued liabilities		4,068,000
Payable to related party		613,000
Securities loaned		407,258,000
Securities sold, not yet purchased, at fair value		219,000
Deferred contract incentive		4,560,000
Deferred revenue		70,000
Total Liabilities		658,742,000
Commitments and Contingencies	$	—
Total Member's Equity		75,206,000
Total Liabilities and Member's Equity	$	733,948,000

Numbers are rounded for presentation purposes. See accompanying notes to the financial statement.

MURIEL SIEBERT & CO., LLC
NOTES TO FINANCIAL STATEMENT

1. Business

Muriel Siebert & Co., LLC ("MSCO" or the "Company"), a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), the Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation ("SIPC"), the National Futures Association ("NFA"), and the Commodities Futures Trading Commission ("CFTC"). The Company engages in a single line of business as a securities broker-dealer, providing comprehensive brokerage services including custody and clearance of retail accounts, principal transaction and proprietary trading, market making, investment banking and securities lending. All of the Company's revenues for the year ended December 31, 2025, were derived from its operations in the U.S.

The Company is headquartered in New York, NY with primary operations in Florida, New York and California. The Company has various offices throughout the United States of America ("U.S.") and clients around the world.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company and numbers are rounded for presentation purposes.

Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for an identical asset or liability that the Company can assess at the measurement date.

Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a variety of factors, such as the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As such, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Certificates of deposit: Certificates of deposit are included in investments which are recorded at fair value, which is determined based on estimates using observable market inputs like current market rates for similar deposits with comparable maturities. When certificates of deposit are held directly with banking institutions and issued directly to the Company, these are categorized within cash equivalents in level 2 of the fair value hierarchy. When certificates of deposit are available for trading, they are categorized within securities owned, at fair value in level 2 of the fair value hierarchy.

Corporate bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads, or credit default swap spreads obtained from independent external parties such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy.

Equity securities: Equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy. Securities quoted in inactive markets or with observable inputs are categorized into level 2. If there are no observable inputs or quoted prices, securities are categorized as level 3 assets in the fair value hierarchy. Level 3 assets are not actively traded and subjective estimates based on managements' assumptions are utilized for valuation.

Options: Options are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy. Securities quoted in inactive markets or with observable inputs are categorized into level 2. If there are no observable inputs or quoted prices, securities are categorized as level 3 assets in the fair value hierarchy. Level 3 assets are not actively traded and subjective estimates based on managements' assumptions are utilized for valuation.

U.S. government securities: U.S. government securities are valued using quoted market prices and as such, valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Cash and Cash Equivalents

Cash and cash equivalents are all cash balances that are unrestricted. The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2025, the Company did not hold any cash equivalents. At certain times, cash balances may exceed FDIC insured limits.

As of December 31, 2025, the Company maintained its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations and deposits exceed FDIC limits.

Cash and Securities Segregated for Regulatory Purposes

The Company is subject to Exchange Act Rule 15c3-3, referred to as the "Customer Protection Rule," which requires segregation of funds in special reserve accounts for the exclusive benefit of customers.

As of December 31, 2025, the Company had approximately $151.0 million in cash segregated for regulatory purposes and $34.6 million in qualified securities segregated for regulatory purposes. Cash and securities segregated for regulatory purposes are held in special reserve accounts for the benefit of customers for regulatory purposes.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account in the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses if any are reported in credit loss expense.

Receivables From and Payables to Customers

Receivables from and payables to customers include amounts due and owed on cash and margin transactions. Receivables from customers include margin loans to securities brokerage clients and other trading receivables. Margin loans are collateralized by customer securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company expects the borrowers will continually replenish the collateral as necessary because the Company subjects the borrowers to an internal qualification process to align investing objectives and risk tolerance in addition to monitoring customer activity. Receivables from and payables to customer amounts include any amounts received from interest on credit balances or paid on margin debit balances.

The Company elected the practical expedient for FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("Topic 326") which permits it to compare the amortized cost basis of the loaned amount with the fair value of collateral received at the reporting date to measure the estimate of expected credit losses. The Company has no expectation of credit losses for its receivables from customers as of December 31, 2025. Management actively monitors its exposure to credit risk through daily reviews of customer receivables and all transactions are either fully collateralized or subject to credit risk management protocols, ensuring that no material unsecured or uncollateralized balances exist. Additionally, the Company has no historical material credit losses and has not incurred any material credit losses as of December 31, 2025. Securities beneficially owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables From and Payables to Non-Customers

Receivables from and payables to non-customers include amounts due and owed on cash and margin transactions on accounts owned and controlled by principal officers and directors of the Company. Receivables from non-customers include margin loans to securities brokerage clients and other trading receivables. Margin loans are collateralized by non-customer securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company expects the borrowers will continually replenish the collateral as necessary because the Company subjects the borrowers to an internal qualification process to align investing objectives and risk tolerance in addition to monitoring non-customer activity. Receivables from and payables to non-customers amounts include any amounts received from interest on credit balances or paid on margin debit balances.

The Company elected the practical expedient for FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("Topic 326") which permits it to compare the amortized cost basis of the loaned amount with the fair value of collateral received at the reporting date to measure the estimate of expected credit losses. The Company has no expectation of credit losses for its receivables from non-customers as of December 31, 2025. Securities beneficially owned by non-customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables from, Payables to, and Deposits with Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations includes amounts due from / to introducing broker-dealers, fail-to-deliver and fail-to-receive items, and amounts receivable for unsettled regular-way transactions. Deposits with broker-dealers and clearing organizations include amounts held on deposit with broker-dealers and clearing organizations.

The Company's customer transactions for the year ended December 31, 2025, were both self-cleared and cleared on a fully-disclosed basis through National Financial Services LLC. ("NFS").

Receivables from brokers-dealers and clearing organizations are in scope of the amended guidance for Topic 326. The Company continually reviews the credit quality of its counterparties and historically has not experienced a default. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the

Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. As a result, the Company has no expectation of credit losses for these arrangements as of December 31, 2025.

Securities Borrowed and Securities Loaned

Securities borrowed transactions are recorded at the amount of cash collateral delivered to the counterparty. Securities loaned transactions are recorded at the amount of cash collateral received. For securities borrowed and loaned, the Company monitors the market value of the securities and obtains or refunds collateral as necessary.

The Company can elect to use an approach to measure the allowance for credit losses using the fair value of collateral where the borrower is required to, and reasonably expected to, continually adjust and replenish the amount of collateral securing the instrument to reflect changes in the fair value of such collateral. The Company has elected to use this approach for its allowance for credit losses on securities borrowed. As a result of this election, and the fully collateralized nature of these arrangements, the Company has no expectation of credit losses on its securities borrowed balances as of December 31, 2025.

Netting of Financial Assets and Financial Liabilities

Substantially all of the Company's securities borrowing and securities lending activity is transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net securities borrowed and securities loaned and these items are presented on a gross basis in the statement of financial condition. The Company accounts for securities lending transactions in accordance with ASC Topic 210-20. Refer to Note 8 – Financial Instruments with Off-Balance Sheet Risk for further detail.

Securities Owned and Securities Sold, Not Yet Purchased at Fair Value

Securities owned, at fair value represent marketable securities owned by the Company at trade-date valuation. Securities sold, not yet purchased, at fair value represent marketable securities sold by the company prior to purchase at trade-date valuation. These securities are classified as trading securities and in accordance with ASC 940, these securities are measured initially at fair value and any realized or unrealized gains or losses to fair value are included in profit or loss. Below is a table with further detail on the Company's securities.

Type of Security	Classification	Statement of Financial Condition	Recording of Realized and Unrealized Gain or Loss
Certificates of Deposit, Corporate Bonds, Municipal Securities	Trading	Securities owned, at fair value	Principal transactions and proprietary trading
Equities, Options	Trading	Securities owned, at fair value; Securities sold, not yet purchased at fair value	Market making, Principal transactions and proprietary trading
U.S. Government Securities	Trading	Securities owned, at fair value	Principal transactions and proprietary trading
U.S. Government Securities	Trading	Cash and securities segregated for regulatory purposes	Principal transactions and proprietary trading

Office Equipment, Net

Office Equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation for office equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally not exceeding four years.

Drafts Payable

Drafts payable represent checks drawn by the Company against customer accounts which remained outstanding and had not cleared the bank as of the end of the period.

Member's Equity

The authorized member's equity of the Company consists of a single class of member's equity which is wholly-owned by the Parent. For the year ended December 31, 2025, there was no material tax benefit or expense as the Company is consolidated with the Parent's tax return.

3. Receivables from, Payables to, and Deposits with Broker-Dealers and Clearing Organizations

Amounts receivable from, payables to, and deposits with broker-dealers and clearing organizations consisted of the following as of the period indicated:

	As of December 31, 2025
Receivables from and deposits with broker-dealers and clearing organizations	
DTCC / OCC / NSCC[1]	$ 9,059,000
NFS	2,157,000
Securities fail-to-deliver	556,000
Globalshares	55,000
Other receivables	406,000
Total Receivables from and deposits with broker-dealers and clearing organizations	$ 12,233,000
Payables to broker-dealers and clearing organizations	
Payables to broker-dealers	$ 332,000
Securities fail-to-receive	436,000
Payable to correspondents	1,154,000
Total Payables to broker-dealers and clearing organizations	$ 1,922,000

[1] Depository Trust and Clearing Corporation is referred to as ("DTCC"), Options Clearing Corporation is referred to as ("OCC"), and National Securities Clearing Corporation is referred to as ("NSCC").

Under the DTCC shareholders' agreement, the Company is required to participate in the DTCC common stock mandatory purchase. As of December 31, 2025, the Company had shares of DTCC common stock valued at approximately $1,355,000 which is included in the line item "Deposits with broker-dealers and clearing organizations" on the statement of financial condition. The share value is updated annually, based on the release of DTCC's annual amended and restated shareholder agreement and notice of mandatory transfer of shares.

In September 2022, the Company and RISE Financial Services, LLC, ("RISE"), a related party and subsidiary of the Parent, entered into a clearing agreement whereby RISE would introduce clients to the Company. As part of the agreement, RISE deposited a clearing fund escrow deposit of $50,000 to the Company and had excess cash of approximately $1.1 million in its brokerage account at the Company, both of which are included in the line item "Payables to broker-dealers and clearing organizations" in the statement of financial condition.

4. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The tables below present, by level within the fair value hierarchy, financial assets and liabilities, measured at fair value on a recurring basis for the period indicated. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	As of December 31, 2025			
	Level 1	Level 2	Level 3	Total
Assets				
Cash and securities segregated for regulatory purposes				
U.S. government securities	$ 34,601,000	$ —	$ —	$ 34,601,000
Securities owned, at fair value				
U.S. government securities	$ 16,654,000	$ —	$ —	$ 16,654,000
Certificates of deposit	—	113,000	—	113,000
Equity securities	3,001,000	94,000	—	3,095,000
Total Securities owned, at fair value	$ 19,655,000	$ 207,000	$ —	$ 19,862,000
Liabilities				
Securities sold, not yet purchased, at fair value				
Equity securities	$ 150,000	$ —	$ —	$ 150,000
Corporate bonds	—	1,000	—	1,000
Options	68,000	—	—	68,000
Total Securities sold, not yet purchased, at fair value	$ 218,000	$ 1,000	$ —	$ 219,000

As of December 31, 2025, the Company had U.S. government securities with the below market values and maturity dates:

	As of December 31, 2025
Maturing in 2026	$ 44,135,000
Maturing in 2027	7,028,000
Accrued interest	92,000
Total Market value	$ 51,255,000

Financial Assets and Liabilities Not Carried at Fair Value

Financial assets and liabilities not measured at fair value are recorded at carrying value, which approximates fair value due to their short-term nature. The table below represents financial instruments in which the ending balances as of December 31, 2025 are not carried at fair value in the statement of financial condition:

	As of December 31, 2025				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets, not measured at fair value					
Cash and cash equivalents	$ 21,988,000	$ 21,988,000	$ 21,988,000	$ —	$ —
Cash – segregated for regulatory purposes	151,007,000	151,007,000	151,007,000	—	—
Securities borrowed	408,495,000	408,495,000	—	408,495,000	—
Receivables from customers	73,465,000	73,465,000	—	73,465,000	—
Receivables from non-customers	1,773,000	1,773,000	—	1,773,000	—
Receivables from and deposits with broker-dealers and clearing organizations	12,233,000	12,233,000	—	12,233,000	—
Other receivables	4,336,000	4,336,000	—	4,336,000	—
Total financial assets, not measured at fair value	$ 673,297,000	$ 673,297,000	$ 172,995,000	$ 500,302,000	$ —
Financial liabilities, not measured at fair value					
Securities loaned	$ 407,258,000	$ 407,258,000	$ —	$ 407,258,000	$ —
Payables to customers	237,196,000	237,196,000	—	237,196,000	—
Payables to non-customers	7,000	7,000	—	7,000	—
Drafts payable	2,829,000	2,829,000	—	2,829,000	—
Payables to broker-dealers and clearing organizations	1,922,000	1,922,000	—	1,922,000	—
Total financial liabilities, not measured at fair value	$ 649,212,000	$ 649,212,000	$ —	$ 649,212,000	$ —

5. Office Equipment, Net

Office equipment consists of the following as of the period indicated:

	As of December 31, 2025
Office equipment	$ 954,000
Total Office equipment	954,000
Less accumulated depreciation	(604,000)
Total Office equipment, net	$ 350,000

6. Capital Requirements

Net Capital

The Company is subject to the Uniform Net Capital Rules of the SEC (Rule 15c3-1) of the Securities Exchange Act of 1934. Under the alternate method permitted by this rule, net capital, as defined, shall not be less than the lower of $1 million or 2% of aggregate debit items arising from customer transactions. As of December 31, 2025, the Company's net capital was $61.7 million, which was approximately $60.0 million in excess of its required net capital of $1.7 million, and its percentage of aggregate debit balances to net capital was 72.52%.

The Company is also subject to CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. As of December 31, 2025, the Company's net capital was $61.7 million, which was approximately $61.7 million in excess of its required net capital of $45,000.

Special Reserve Account

MSCO is subject to Customer Protection Rule 15c3-3 which requires segregation of funds in a special reserve account for the exclusive benefit of customers. As of December 31, 2025, MSCO had cash and securities deposits of $184.3 million (cash of $149.7 million, securities with a fair value of $34.6 million) in the special reserve accounts which was $15.1 million in excess of the deposit requirement of $169.2 million. The Company made no subsequent deposits or withdrawals on January 2, 2026.

As of December 31, 2025, the Company was subject to the PAB Account Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of proprietary accounts of introducing broker-dealers. As of December 31, 2025, the Company had $1.3 million in the special reserve account which was approximately $0.2 million in excess of the deposit requirement of approximately $1.1 million. The Company made no subsequent deposits or withdrawals on January 2, 2026.

7. NFS Contract

Effective August 1, 2021, the Company entered into an amendment to its clearing agreement with National Financial Services LLC ("NFS") that extended the term of the arrangement through July 31, 2025.

Effective September 29, 2025, the Company entered into a subsequent amendment to its clearing agreement with NFS that extended the term of the arrangement for an additional five-year period commencing September 26, 2025 and ending October 1, 2030. In connection with this amendment, a one-time business development credit of $4.8 million was received and is being amortized over the five-year contractual term as a reduction of clearing fees. Refer to Note 12 – Related Party Disclosures for further information.

The Company's Parent has guaranteed the Company's obligations under its clearing agreement, including any early termination fees and other amounts that may become due pursuant to the terms of the agreement. If the Company chooses to exit this agreement before the end of the contract term, the Company is under the obligation to pay an early termination fee upon occurrence pursuant to the table below.

Date of Termination	Early Termination Fee
Prior to October 2, 2026	$ 10,000,000
Prior to October 2, 2027	$ 8,000,000
Prior to October 2, 2028	$ 6,000,000
Prior to October 2, 2029	$ 5,000,000
Prior to October 2, 2030	$ 4,000,000

The Company believes that it is unlikely it will have to make material payments related to early termination fees and has not recorded any contingent liability in the financial statements related to this arrangement.

8. Financial Instruments with Off-Balance Sheet Risk

Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks, and other financial institutions.

In the event counterparties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the counterparties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not expect any losses at December 31, 2025.

Off-Balance Sheet Risks

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and is, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill their contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, and is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. As of December 31, 2025, the Company had margin loans extended to its customers of approximately $378.9 million, of which $73.5 million is in the line item "Receivables from customers" on the statement of financial condition. There were no material losses for unsettled customer transactions for the year ended December 31, 2025.

Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines which meet or exceed regulatory requirements. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to mitigate this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and continuously monitors compliance.

The Company's securities lending transactions are subject to master netting agreements with other broker-dealers; however, amounts are presented gross on the statement of financial condition and as net on the statement of income. The Company further mitigates risk by using a program with a clearing organization which guarantees the return of cash to the Company as well as using industry standard software to ensure daily changes to market value are continuously updated and any changes to collateralization are immediately covered. The Company accounts for securities lending transactions in accordance with ASC Topic 210-20.

The following table presents information about the Company's securities borrowing and lending activity depicting the potential effect of rights of setoff between these recognized assets and liabilities.

	As of December 31, 2025				
	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition[1]	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged[2]	Net Amount[3]
Assets					
Securities borrowed	$ 408,495,000	—	$ 408,495,000	$ 391,168,000	$ 17,327,000
Liabilities					
Securities loaned	$ 407,258,000	—	$ 407,258,000	$ 389,817,000	$ 17,441,000

[1] Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff. The Company did not net any securities borrowed or securities loaned as of December 31, 2025.

[2] Represents the fair value of collateral the Company had received or pledged under enforceable master agreements.

[3] Represents the total contract value as presented in the financial statements less the fair market value of the collateral received or pledged.

9. Commitments, Contingencies and Other

Legal and Regulatory Matters

In the normal course of business, the Company may be subject to various proceedings and claims arising from its business activities, including lawsuits, arbitration claims and regulatory matters. The Company is also involved in other reviews, investigations and proceedings by governmental and self-regulatory organizations regarding the business, which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. In many cases, however, it is inherently difficult to determine whether any loss is probable or reasonably possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages. In the Company's opinion, based on currently available information, the ultimate resolution of current matters will not have a material adverse impact on the Company's financial position and results of operations as of December 31, 2025. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period.

Overnight Financing

As of December 31, 2025, the Company had an available line of credit for short term overnight demand borrowings of up to $25 million with BMO Harris Bank. As of December 31, 2025, the Company had no outstanding loan balances with BMO Harris Bank and there were no commitment fees or other restrictions on the line of credit. The Company utilizes customer or firm securities as a pledge for short-term borrowing needs.

Additionally, on November 22, 2024, the Company entered into a Credit Agreement (the "BMO Credit Agreement") with BMO Bank N.A. (the "Lender"), a national banking association. The BMO Credit Agreement provides for a revolving credit facility of up to $20,000,000. The Company may use any borrowings under the BMO Credit Agreement to finance NSCC Deposit Requirements (other than an Adequate Assurance Deposit) and withdrawals from a Reserve Account. As part of the agreement, the Company entered into a Parent Guaranty agreement guaranteeing repayment of any debt issued to the Company.

Effective November 22, 2025, the Company renewed the BMO Credit Agreement with the Lender until November 20, 2026.

Borrowings under the BMO Credit Agreement will bear interest on the outstanding daily balance at a rate of interest per annum equal 2.5% plus the greater of: (a) Term SOFR for such day plus 0.11448% and (b) Federal Funds Target Range – Upper Limit and (c) 0.25%. The annual commitment fee is equal to one half of one percent (0.50%) of the average daily unused portion of the commitment of $20,000,000. The BMO Credit Agreement contains customary affirmative covenants and negative covenants and requires the Company maintain minimum total regulatory capital of $50,000,000, excess net capital of 25,000,000, assets to total regulatory capital ratio of not more than 5.0 to 1.0, and a minimum liquidity ratio of not less than 1.0. The Company was in compliance with the requirements of the BMO credit agreement as of December 31, 2025.

General Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company, through the Parent, is self-insured with respect to employee health claims. The Parent maintains stop-loss insurance for certain risks and has a health claim reinsurance limit capped at approximately $65,000 per employee as of December 31, 2025.

The estimated liability for self-insurance claims is initially recorded in the year in which the event of loss occurs and may be subsequently adjusted based upon new information and cost estimates. Reserves for losses represent estimates of reported losses and estimates of incurred but not reported losses based on past and current experience. Actual claims paid and settled may differ, perhaps significantly, from the provision for losses. This adds uncertainty to the estimated reserves for losses. Accordingly, it is at least possible that the ultimate settlement of losses may vary significantly from the amounts included in the financial statements. The Company believes that its Parent's present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

The Company had an accrual of $69,000 as of December 31, 2025, which represents the historical estimate of future claims to be recognized for claims incurred prior to the end of the reporting period.

10. Segment Reporting

The Company operates as a wholly-owned subsidiary of the Parent and is engaged in a single line of business as a securities broker-dealer providing comprehensive brokerage services including custody and clearance of retail accounts, principal transaction and proprietary trading, market making, investment banking, and securities lending. The Company's CODM, its Chief Financial Officer, reviews operating and financial information using net income as the key measure to evaluate the results of the business, predominately in the forecasting process, to manage the Company. The CODM has determined that all activities contribute to the core brokerage business and the Company operates as a single reportable segment. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

11. Employee Benefit Plans

The Parent sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees of the Company ("401(k) plan"). Participant contributions to the 401(k) plan are voluntary and are subject to certain limitations. The Parent may also make discretionary contributions to the 401(k) plan. For 401(k) employee contribution matching.

The Parent has an Equity Incentive Plan that provides for the grant of stock options, restricted stock, and other equity awards of the Parent's common stock to employees, officers, consultants, directors, affiliates and other service providers of the Parent or its subsidiaries; however, the Company does not have an equity incentive plan. When shares are issued under the Plan to employees, officers, or other service providers of the Company, the Company reimburses the Parent for the value of the shares issued.

12. Related Party Disclosures

KCA

KCA owns a license from the Muriel Siebert Estate / Foundation to use the names "Muriel Siebert & Co., LLC" and "Siebert" within business activities, which expires in 2026. KCA passed through to the Parent its cost for the use of these names, of which a portion was allocated to the Company.

SNXT

Siebert AdvisorNXT, LLC ("SNXT"), a wholly-owned subsidiary of the Parent, and provides investment advisory services while the Company custodies client assets and provides brokerage services for clients of SNXT.

PW

Park Wilshire Companies, Inc. ("PW"), a wholly-owned subsidiary of the Parent, brokers the insurance policies for related parties.

Expense Sharing Agreement

The Company has an expense sharing agreement with the Parent and the Parent's subsidiary Siebert Technologies, LLC ("STCH") for various expenses which are allocated from the Parent and STCH to the Company. The allocation of expenses is based on a systematic and rational approach, taking into consideration the nature and benefits of the services received by MSCO. The following principles and methods are applied:

Direct Allocation: Expenses that can be directly attributed to a specific subsidiary are charged directly to that entity. This includes costs such as personnel salaries, travel expenses, and specific project-related expenditures.

Proportional Allocation: For shared services that benefit multiple subsidiaries, costs are allocated based on a relevant and measurable basis. Common allocation bases include:

Headcount: Costs are distributed proportionally based on the number of employees in each subsidiary.

Revenue: Expenses are allocated in proportion to the revenue generated by each subsidiary.

Usage: Costs are allocated according to the actual usage of the shared service (e.g., IT services, office space, etc.). The table below presents expenses by major types of services for the periods indicated.

Receivables From / Payables to Parent and Parent's Subsidiaries

The Company had receivables of $4,839,000 from and payables of $613,000 to Parent and Parent's subsidiaries as of December 31, 2025, which are in the line items "Other receivables" and "Payable to related party" respectively on the statement of financial condition.

Gebbia Sullivan County Land Trust

The Parent operates on a five-year lease agreement for its branch office in Omaha, Nebraska with the Gebbia Sullivan County Land Trust, the trustee of which is a member of the Gebbia Family.

13. Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2025 and through February 28, 2026, the date of the filing of this report.

The Company has concluded there have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.